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                                                               Exhibit (a)(1)(G)

NEWS RELEASE
For Immediate Release

            CHASE ACQUISITION CORPORATION COMMENCES TENDER OFFER FOR
                             CHASE INDUSTRIES INC.

Wilmington, DE, January 2, 2000--Chase Acquisition Corporation, a majority-owned subsidiary of Court Square Capital Limited, today announced that it is commencing a cash tender offer for up to an aggregate of 2,300,000 of the outstanding shares of common stock of Chase Industries Inc. (NYSE: CSI) for $10.50 per share, net to the seller in cash, without interest. Following completion of the tender offer, Chase Acquisition intends to consummate a second-step merger in which all remaining Chase Industries stockholders will receive the same cash price paid in the tender offer. The tender offer and withdrawal rights are currently scheduled to expire at 5:00 P.M., New York City time, on Wednesday, January 31, 2001. Chase Acquisition may extend the offer and currently expects that the offer will be extended until the principal conditions to the offer, which are described in the Offer to Purchase forming part of Chase Acquisition's tender offer statement, are satisfied. If the offer is extended, Chase Acquisition will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Robert F. B. Logan, President of Chase Acquisition, said, "This offer provides Chase Industries' stockholders with a substantial premium to the $7.125 price per share at which the stock closed on the last trading day prior to the announcement of the intention to commence the offer."

The tender offer is conditioned upon, among other things: (1) the Chase Industries' board of directors redeeming the related preferred stock purchase rights or Chase Acquisition being satisfied, in its sole discretion, that the rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger, (2) Chase Acquisition having received sufficient funding, on terms at least as favorable to Chase Acquisition as are contained in certain commitment letters received from PNC Bank, to pay for all shares tendered pursuant to the offer and not validly withdrawn and to pay all fees and expenses related to the offer and being satisfied that it will have funding available following the offer sufficient to fund the proposed second-step merger and the ongoing working capital needs of Chase Industries, (3) Chase Acquisition being satisfied, in its sole discretion, that, after consummation of the offer,
Section 203 of the Delaware General Corporation Law will not prohibit for any period of time, or impose any voting requirements in excess of majority stockholder approval with respect to, the proposed second-step merger or any other business combination involving Chase Industries and Chase Acquisition or any other subsidiary of Court Square and (4) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder. The complete terms and conditions of the tender offer are contained in the offer to purchase included in the tender offer statement to be filed today with the Securities and Exchange Commission.

D. F. King & Co., Inc. is acting as Information Agent for the offer.

Chase Acquisition is a newly formed corporation, formed solely to make the tender offer and consummate the proposed second-step merger. Court Square is principally engaged in the business of investing in leveraged acquisitions.

Chase Industries security holders and any potential investors in Chase Industries stock are advised to carefully read the tender offer/going private statement on Schedule TO filed by Chase Acquisition and Court Square with the Securities and Exchange Commission. Chase Industries security holders and any potential investors in Chase Industries stock are also advised to carefully read as well any other documents Chase Acquisition or Chase Industries files with the Securities and Exchange Commission in connection with the tender offer or proposed merger when they become available because they may contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by Chase Acquisition or Chase Industries at the SEC's website at www.sec.gov. These documents
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may also be obtained for free by contacting D. F. King & Co., Chase
Acquisition's Information Agent, at (800) 431-9629.